WeShop Releases Full Year 2025 Financial Results ● Completed listing on Nasdaq, enabling the launch of WeShop’s equity-driven loyalty platform and ShareBack™ model and supporting the Company’s transition to its next phase of growth ● Commenced exercises under the Company’s Performance Incentive Grant program following listing, generating approximately $2.75 million in proceeds to support working capital and ongoing North American expansion initiatives ● Built on UK proof of concept, which processed approximately $140 million in GMV with strong organic, referral-driven dynamics ● Advanced U.S. market entry with initial rollout and beta testing of the WeShop app and early user engagement ahead of broader launch initiatives ● Continued expansion of retail partnerships, strengthening the platform’s aggregated marketplace offering with access to over one billion products ● Launched creator-focused and affiliate marketing initiatives to drive community-led growth and scalable user acquisition channels ● Began establishing U.S. operational presence, including recruitment across leadership and key functions NEW YORK (April 28, 2026) -- WeShop Holdings Limited (“WeShop” or the “Company”) (NASDAQ: WSHP), the world’s first community-owned social commerce platform, will announce its financial results for the full year ended December 31, 2025 during a conference call with analysts and investors today at 7 a.m. ET. The Company expects to file its Annual Report on Form 20-F for the year ended December 31, 2025 with the Securities and Exchange Commission later this week. The results discussed on the call will reflect the financial information expected to be included in that filing. “WeShop was founded on a simple belief that the future of commerce should belong to the people who power it, and the value created should be shared with those who make it possible,” said John Garner, founder of WeShop. “We see the next evolution of loyalty not in more points, cashback, or coupons, but in giving shoppers real ownership in the platform itself. By enabling consumers to earn equity through everyday purchases, we’re turning customers into owners and shaping a new model of community- driven commerce. Through our ShareBack™ program, shoppers earn WePoints that may convert into WeShop stock, meaning that whether they’re buying pet food, sneakers, booking travel, or purchasing beauty products, they’re steadily building a stake in the platform. Listing on Nasdaq in November marked the starting point for what WeShop is meant to become. It brings transparency, scale, and real market value to our vision, but more importantly, it allows our community to finally begin to share in that value. WeShop allows users to explore over one billion products, recommend items to friends, and earn rewards for both shopping and referrals. Through WeShop’s signature ShareBack™ program, users can accumulate WePoints with every purchase or referral. WePoints may be converted into equity in WeShop itself, turning everyday shoppers into shareholders.” Conference Call Details To access the call today at 7 a.m. ET, follow the instructions below via phone or webcast. An audio replay will be available at the investor relations section of the WeShop website beginning approximately two hours following the end of the conference call. Audience Webcast link: https://www.investis-live.com/weshop/69e252b03d1719000fc37fcb/rthbg

Operator Assisted Dial-In: United Kingdom (Local): +44 20 3936 2999 United Kingdom (Toll-Free): +44 808 189 0158 Global Dial-In Numbers Access Code: 215817 Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance. Please refer to the Global Dial-In Numbers hyperlink for alternate phone numbers. About WeShop WeShop Holdings Limited (NASDAQ: WSHP) is a pioneering social-commerce platform transforming retail through community ownership. Designed to merge shopping, sharing, and investing, WeShop rewards users with equity for their engagement through its proprietary ShareBack™ program, turning everyday purchases and referring friends who shop through the platform into real ownership. With partnerships spanning hundreds of top retailers and over a billion products, WeShop empowers users to build long-term wealth while discovering and sharing what they love. By combining e-commerce, social interaction, and user ownership, WeShop is leading a global retail revolution—where everyone can earn ownership in the company. ShareBack™ Rewards The offer and sale of WePoints is registered on a Registration Statement on Form F-1 originally filed with the SEC on October 17, 2025 (the “ShareBack Prospectus”). Users may obtain a copy of the ShareBack Prospectus and enroll in the program through our website at https://investors.we.shop/sec-filings. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The offer is being made only pursuant to the ShareBack Prospectus. Forward-Looking Statements This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the ability for the WeShop community to earn ownership in WeShop. These forward-looking statements are based on current expectations and WeShop assumes no obligation to update this information. In addition, the events described in these forward-looking statements may not actually arise or may occur in a different manner than anticipated as a result of various factors, including market conditions, as well as other factors described from time to time in WeShop's filings with SEC, including its Registration Statement on Form F-1 filed October 17, 2025 and any amendments thereto available at www.sec.gov. Press: weshop@skyya.com Corporate: corporate@we.shop Commercial: partnerships@we.shop IR: investor.relations@we.shop